

December 30, 2010

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re:** **Behringer Harvard Opportunity REIT I, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/19/2010**
> **Proxy Statement on Schedule 14A**
> **Filed on 8/4/2010**
> **File No. 000-51961**

Dear Mr. Bresky:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

10-K for the year ended December 31, 2009

Distribution Policies, page 9

1. We note your disclosure on page 9 that distributions "may exceed (as they have to date) net cash flow from operating activities." Please identify and provide the amount of each source of funds for your distributions, such as net cash flow from operations, offering proceeds, fee waivers or other sources. As applicable, please revise your disclosure on pages 58 and 76. Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Significant Tenants, page 10

2.   We note that Kingsdell, L.P., accounted for approximately 13% of your rental revenues for the year ended December 31, 2009. We further note your disclosure on page 69 that Kingsdell, L.P., has been unable to pay the full amount of its lease payment. Please disclose the principal provisions of the lease with Kingsdell, L.P., including without limitation, the rental per annum, expiration date, and renewal options, if any. Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings. In addition, please file the lease agreement as an exhibit or provide us with your analysis as to why you are not substantially dependent upon this agreement.

Item 2. Properties, page 54

3.   In the table on page 54 or otherwise as appropriate, please provide the occupancy rate expressed as a percentage for each of the last five years or since inception. Additionally, please provide the average effective annual rental per square foot or unit for each of the last five years, as applicable. Please provide us your proposed disclosure and confirm that you will provide similar disclosure in future filings.

4.   Please provide us with the principal business, occupations and professions carried on in, or from your properties. Please confirm that you will provide similar disclosure in future filings.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 57

Share Redemption Program, page 59

5.   We note your table on page 61 and your disclosure on page 11 that, on March 30, 2009, your board suspended, until further notice, redemptions other than those submitted in respect of a stockholder's death, disability or confinement to a long-term care facility. Please provide the number of redemption requests you received in fiscal year 2009, the total number of redemptions requests fulfilled for the same period, and the number of redemption requests that went unfulfilled. Additionally, please provide with us with the sources of cash used to fund the redemption requests that were granted for the period. Please provide your proposed disclosure and confirm that you will provide similar disclosure in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Liquidity and Capital Resources, page 63

6.   We note from your portfolio lease expiration table on page 55 that leases representing 42% of your annualized base rent will expire by the end of 2012. Please tell us your plans to address these expirations and the impact this may have on your liquidity. Confirm that you will provide similar disclosure in future filings.

7.   We note your disclosure that, after December 31, 2009, one of your non-recourse loans went into default and you believe that at least two other properties and potentially others have property loans that need to be modified. Please identify these loans, discuss whether such loans are non-recourse and more specifically describe any impact if the loans are not modified, including the overall impact on your liquidity.

Item 11. Executive Compensation, page 95

Compensation Discussion and Analysis, page 95

8.   We note your statement on page F-36 that you will reimburse your advisor or its affiliates for all expenses paid or incurred by them in connection with the services they provide to you, including the costs of salaries and benefits of persons employed by those entities and performing services for you. Please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

Financial Statements and Notes

Note 4 – Assets and Liabilities Measured at Fair Value, pages F-19 – F-20

9.   We note the inputs used to calculate the fair value of impaired assets included projected cash flows and a risk-adjusted rate of return that you estimated would be used by a market participant in valuing these assets.   Please describe the information used to develop these inputs.   Please confirm that you will revise your future filings to include such information and provide us with your proposed disclosure in your response.   Reference is made to paragraph 820-10-50-5(c) of the FASB Accounting Standards Codification as amended by Accounting Standards Update No. 2010-06.

Note 10 – Notes Payable, pages F-27 – F-28

10.   In December 2009, we note you sold historic tax credits at a discount for cash proceeds of $8.7 million which you recognized on your consolidated statements of operations as other income, net.   Please clarify whether these tax credits are subject to IRS recapture and the period over which this recapture is to occur.   To the extent these tax credits are subject to recapture, please clarify your basis in GAAP for immediate recognition of the tax credit monetization.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551 - 3673 or Jennifer Gowetski at (202) 551 – 3401 with any other questions.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief